UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-21214

ORTHOLOGIC CORP.

(Exact name of registrant as specified in its charter)

1275 West Washington Street
Tempe, Arizona 85281
(602) 286-5520

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase 1/100 of a Share of Series A Preferred Stock
(which expired on March 11, 2007)(1)
(Title of each class of securities covered by this Form)

Common Stock, par value $.0005 per share
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

(1) The Rights to Purchase 1/100 of a Share of Series A Preferred Stock referred to herein (the "1997 Rights") expired on March 11, 2007, pursuant to the Rights Agreement dated March 4, 1997, between the Registrant and The Bank of New York, as Rights Agent.  The Registrant filed a Registration Statement on Form 8-A with the Securities and Exchange Commission to register the 1997 Rights on March 6, 1997.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OrthoLogic Corp. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 22, 2007	By:	/s/ Les M. Taeger
Les M. Taeger, Chief Financial Officer